Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Qwest Piece Ignores the Facts

In his column in Monday’s Wall Street Journal, Qwest’s CEO starts with a bad definition of today’s “enterprise” market for communications and ends with a misplaced moan that combining Verizon and MCI creates dangerous concentration and eliminates competition. It does not.

Data on the enterprise Long-Distance Voice and Data market from market analysis firm Sanford Bernstein (see chart) indicate AT&T has a 48% share; MCI has 31%; Qwest has 3%, and SBC, Verizon and Bell South combined have just 3%. Clearly, a combined Verizon and MCI would have less than 33%, resulting in no significant additional concentration.

But the enterprise market needs to be measured by who is in the market selling services to large business customers, not by old regulatory pigeonholes. A Lehman Brothers analysis, using a definition that actually captures the current marketplace by reflecting competitors like Cisco, IBM, EDS and others, shows AT&T with 27.5%, MCI with 14.8%, Qwest with 4.4%, and Verizon lumped in with “the highly fragmented rest.” In the real world, an MCI/Verizon combination scarcely moves the market share needle.

Using either measure, combining MCI with Qwest results in greater market share than Verizon with MCI.

Of greater concern are the consequences for critical backbone assets if Qwest acquires MCI. Qwest has its own backbone network that today competes with MCI and AT&T.

In a presentation to Wall Street this week, Qwest stated that it will achieve cost synergies by ‘rationalizing’ duplicative network assets.

A Bernstein analysis on February 24, 2005 describes the rationalization this way: “We assume Qwest could effectively integrate MCI by migrating much of MCI’s traffic onto the Qwest backbone and retiring the idled MCI network assets.”

Simplified, it appears that Qwest would acquire MCI’s backbone, move that traffic to its own network, and then shutdown the competing MCI backbone.

Verizon has no comparable backbone and will instead continue to invest in the MCI backbone and maintain its strong presence.

A Qwest – MCI deal could eliminate directly competitive MCI backbone assets. If there is any dangerous concentration here, it is that.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.